Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D
      UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

MYMETICS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

693286 10 6
(CUSIP Number)

Oliver Norman
Round Enterprises, Ltd.
Sir William Place, St. Peter Port
Guernsey, GYI 4HQ Channel Islands
Tel. No.: 44 (0) 1481 7 23573
Copy to:

Ernest Stern, Esq. Akerman LLP 750 Ninth Street, N.W., Suite 750 Washington, D.C. 20001 202-393-6222
(Name, address and telephone number of person authorized to receive notices and communications)

May 4, 2012. See Item 3
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.: 693286 10 6	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Round Enterprises Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	540,925,302
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	540,925,302
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

540,925,302, consisting of 141,006,552 shares of Common Stock plus an additional 399,918,750 shares of Common Stock which are issuable upon conversion of currently convertible promissory notes.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

76.8% of the shares of Common Stock that would be outstanding upon conversion of currently convertible Notes held by Round, or 46.4% based upon the outstanding shares of Common Stock beneficially owned by the Reporting Persons, without giving effect to the shares that may be acquired upon exercise of the Notes.

14	TYPE OF REPORTING PERSON OO

CUSIP No.: 693286 10 6	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS The Round Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	540,925,302
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	540,925,302
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

540,925,302, consisting of 141,006,552 shares of Common Stock plus an additional 399,918,750 shares of Common Stock which are issuable upon conversion of currently convertible promissory notes.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

76.8% of the shares of Common Stock that would be outstanding upon conversion of currently convertible Notes held by Round, or 46.4% based upon the outstanding shares of Common Stock beneficially owned by the Reporting Persons, without giving effect to the shares that may be acquired upon exercise of the Notes.

14	TYPE OF REPORTING PERSON OO/HC

CUSIP No.: 693286 10 6	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Ulrich Burkhard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	540,925,302
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	540,925,302
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

540,925,302, consisting of 141,006,552 shares of Common Stock plus an additional 399,918,750 shares of Common Stock which are issuable upon conversion of currently convertible promissory notes.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

76.8% of the shares of Common Stock that would be outstanding upon conversion of currently convertible Notes held by Round, or 46.4% based upon the outstanding shares of Common Stock beneficially owned by the Reporting Persons, without giving effect to the shares that may be acquired upon exercise of the Notes.

14	TYPE OF REPORTING PERSON IN

CUSIP No.: 693286 10 6	SCHEDULE 13D	Page 5 of 11 Pages

This Amendment No. 2 to Schedule 13D amends, restates and updates the statements on Schedule 13D relating to the Common Stock of the Issuer filed by Round Enterprises, Ltd. ("Round") with the Securities and Exchange Commission on October 24, 2007 and April 5, 2012.

Item 1. Security and Issuer.

This Amendment No. 2 filed by Round, The Round Trust (“Round Trust”) and Ulrich Burkhard (“Burkhard” and together with Round and Round Trust, the "Reporting Persons") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Mymetics Corporation, a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at Route de la Corniche 4, 1066 Epalinges, Switzerland.

Item 2. Identity and Background.

(a) This Amendment No. 2 is being filed with respect to the shares of the Issuer's Common Stock held by Round and shares of Common Stock that may be issued upon conversion of a series of convertible promissory notes (the “Notes”) issued by the Issuer to Round. Round is owned by Round Trust. Burkhard has voting and investment power over the securities held by Round.

(b) The business address of Round and Round Trust is Round Enterprises, Ltd.,  Sir William Place, St. Peter Port Guernsey, Channel Islands GYI 4HQ. The business address of Burkhard is c/o Marcuard Family Office Ltd., Theaterstrasse 12, P.O. Box 328, 8024 Zurich, Switzerland.

(c) Round and Round Trust are in the financial services business.  Burkhard is the Co-Founder and Chairman of Marcuard Family Office Ltd., a multi-client family office providing asset management advice; he is also a director of the Issuer.

(d)  During the last five years, none of the Reporting Persons, nor, to their knowledge, any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons, nor, to their knowledge, their respective executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Round was formed under the laws of the British Virgin Islands.  Round Trust was formed under Guernsey law. Burkhard is a citizen of Switzerland.

The executive officers and directors of Round are set forth in Appendix A.

Item 3.  Source and Amount of Funds or Other Consideration.

Each acquisition of securities by Round (or on its behalf and at its direction) was either in open market transactions or through private placements using its own working capital and with personal funds or by converting Notes.

CUSIP No.: 693286 10 6	SCHEDULE 13D	Page 6 of 11 Pages

The Reporting Persons have acquired beneficial ownership of securities of the Issuer as follows:

1. Open market or private placement purchases of shares

Date	Number of Shares	Price ($)
12/19/2005	6,000,000	0.05
1/30/2006	4,000,000	0.05
3/7/2006	2,500,000	0.04
5/15/2006	2,350,000	0.055
11/9/2006	1,300,000	0.1
12/21/2006	1,320,000	0.1
2/5/2007	1,420,000	0.1
3/16/2007	8,712,000	0.15
6/11/2007	5,393,000	0.2
10/3/2007	2,350,000	0.3
10/29/2009	1,917,276	0.1734
Total Shares	37,262,276

2. Notes

Notes converted to date:

Date of Issuance	Principal Amount	Date Converted	Conversion Ratio	Conversion Rate	Number of Shares
*	EUR 961,044	6/11/2007	*	1.3481	9,469,000
6/30/2010	EUR 4,790,015	10/25/2010	0.5	1.3486	12,919,629
7/1/2010	EUR 2,319,041	8/25/2011	0.08	1.4331	41,542,722
9/24/2010	EUR 1,159,822	12/5/2011	0.08	1.4148	20,511,451
12/9/2010	EUR 1,164,493	3/19/2012	0.08	1.326	19,301,474
Total Shares					103,744,276

* Three notes issued on 8/25/2006, 3/19/2007 and 4/2/2007 were converted at ratios of .105, .105, and .150; the total was rounded up to 9,469,000 shares.

Notes currently convertible: (continued on next page)

CUSIP No.: 693286 10 6	SCHEDULE 13D	Page 7 of 11 Pages

Loan	Date	Days Elapsed	Years	Loan Amount	Interest	Interest Rate (%)	Current Principal (€)	Current Principal ($)	Conversion Rate	Conversion Price ($)	Number of Shares	Maturity Date
1	10/1/2007	2556	7.00	EUR 500,000.00	EUR 350,136.99	10.00%	850,136.99	1,197,843.01	1.4090	0.5	2,395,686	Later of 3/31/2013 or end of subsequent quarter in which Mymetics receives request for repayment
2	12/10/2007	2486	6.81	EUR 1,500,000.00	EUR 1,021,643.84	10.00%	2,521,643.84	3,638,479.89	1.4429	0.5	7,276,960	Later of 3/31/2013 or end of subsequent quarter in which Mymetics receives request for repayment
3	1/22/2008	2443	6.69	EUR 1,500,000.00	EUR 1,003,972.60	10.00%	2,503,972.60	3,663,061.52	1.4629	0.5	7,326,123	Later of 3/31/2013 or end of subsequent quarter in which Mymetics receives request for repayment
4	6/30/2008	2283	6.25	EUR 1,500,000.00	EUR 938,219.18	10.00%	2,438,219.18	3,749,981.10	1.5380	0.5	7,499,962	Later of 3/31/2013 or end of subsequent quarter in which Mymetics receives request for repayment
5	4/25/2008	2349	6.44	EUR 2,000,000.00	EUR 1,287,123.29	10.00%	3,287,123.29	5,222,910.19	1.5889	0.5	10,445,820	Later of 3/31/2013 or end of subsequent quarter in which Mymetics receives request for repayment
6	11/17/2008	2143	5.87	EUR 1,200,000.00	EUR 704,547.95	10.00%	1,904,547.95	2,409,253.15	1.2650	0.5	4,818,506	Later of 3/31/2013 or end of subsequent quarter in which Mymetics receives request for repayment
7	2/6/2009	2062	5.65	EUR 1,500,000.00	EUR 847,397.26	10.00%	2,347,397.26	3,037,532.05	1.2940	0.5	6,075,064	Later of 3/31/2013 or end of subsequent quarter in which Mymetics receives request for repayment
8	6/15/2009	1933	5.30	EUR 5,500,000.00	EUR 2,912,739.73	10.00%	8,412,739.73	11,815,692.95	1.4045	0.8	14,769,616	Later of 3/31/2013 or end of subsequent quarter in which Mymetics receives request for repayment
9	10/13/2009	1813	4.97	EUR 2,000,000.00	EUR 496,712.33	5.00%	2,496,712.33	3,708,616.49	1.4854	0.25	14,834,466	Later of 3/31/2013 or end of subsequent quarter in which Mymetics receives request for repayment
10	12/18/2009	1747	4.79	EUR 2,200,000.00	EUR 526,493.15	5.00%	2,726,493.15	3,909,245.88	1.4338	0.25	15,636,984	Later of 3/31/2013 or end of subsequent quarter in which Mymetics receives request for repayment
15	8/4/2011	1153	3.16	$1,200,000.00	$379,068.49	10.00%	N/A	1,579,068.49	1.0000	0.03386	46,635,218	Later of 3/31/2013 or end of subsequent quarter in which Mymetics receives request for repayment
16	11/8/2011	1057	2.90	EUR 400,000.00	EUR 115,835.62	10.00%	515,835.62	711,182.56	1.3787	0.03386	21,003,620	Later of 3/31/2013 or end of subsequent quarter in which Mymetics receives request for repayment
17	2/10/2012	963	2.64	EUR 1,000,000.00	EUR 263,835.62	10.00%	1,263,835.62	1,675,846.03	1.3260	0.03386	49,493,385	Later of 3/31/2013 or end of subsequent quarter in which Mymetics receives request for repayment
18	4/19/2012	894	2.45	EUR 321,600.00	EUR 78,769.97	10.00%	400,369.97	524,484.66	1.3100	0.03386	15,489,801	Later of 3/31/2013 or end of subsequent quarter in which Mymetics receives request for repayment
19	5/4/2012	879	2.41	EUR 480,000.00	EUR 115,594.52	10.00%	595,594.52	783,325.91	1.3152	0.03386	23,134,256	Later of 3/31/2013 or end of subsequent quarter in which Mymetics receives request for repayment
20	9/3/2012	757	2.07	EUR 200,000.00	EUR 41,479.45	10.00%	241,479.45	303,684.56	1.2576	0.03386	8,968,829	Later of 3/31/2013 or end of subsequent quarter in which Mymetics receives request for repayment
21	11/4/2012	695	1.90	EUR 500,000.00	EUR 95,205.48	10.00%	595,205.48	756,982.33	1.2718	0.03386	22,356,241	Later of 6/30/2013 or end of quarter in which Mymetics receives request for repayment
22	1/16/2013	622	1.70	EUR 240,000.00	EUR 40,898.63	10.00%	280,898.63	374,100.80	1.3318	0.03386	11,048,458	Later of 6/30/2013 or end of quarter in which Mymetics receives request for repayment
23	3/25/2013	554	1.52	EUR 400,000.00	EUR 60,712.33	10.00%	460,712.33	595,009.97	1.2915	0.03684	16,151,194	Later of 6/30/2013 or end of quarter in which Mymetics receives request for repayment
24	4/14/2013	534	1.46	EUR 600,000.00	EUR 87,780.82	10.00%	687,780.82	897,966.64	1.3056	0.03386	26,519,983	Later of 6/30/2013 or end of quarter in which Mymetics receives request for repayment
25	5/15/2013	503	1.38	EUR 680,000.00	EUR 93,709.59	10.00%	773,709.59	1,001,025.47	1.2938	0.0374	26,765,387	Later of 6/30/2013 or end of quarter in which Mymetics receives request for repayment
26	6/24/2013	463	1.27	EUR 240,000.00	EUR 30,443.84	10.00%	270,443.84	360,772.08	1.3340	0.0249	14,488,838	Later of 9/30/2013 or end of quarter in which Mymetics receives request for repayment
27	8/5/2013	421	1.15	EUR 320,000.00	EUR 36,909.59	10.00%	356,909.59	474,083.01	1.3283	0.0177	26,784,351	Later of 9/30/2013 or end of quarter in which Mymetics receives request for repayment
										Total Shares	399,918,750
	9/30/2014							Potentially issuable shares			399,918,750
								Owned Shares			141,006,552	46.42%
								Potential Share Ownership			540,925,302	76.87%
								Mymetics Corp issued shares 30.09.2014			303,757,622

CUSIP No.: 693286 10 6	SCHEDULE 13D	Page 8 of 11 Pages

Item 4.  Purpose of Transaction.

Round has invested in the Issuer to support its development and growth and has acquired the Common Stock and Notes for investment purposes. The Reporting Persons will continuously evaluate their beneficial ownership of the Issuer’s securities and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, Round may from time to time lend the Issuer money in exchange for convertible notes, acquire additional securities of the Issuer in the open market or in privately negotiated transactions or may dispose of all or a portion of the securities of the Issuer that Round now owns or may hereafter acquire.

The Reporting Persons currently have no other plans or proposals, though they retain the right, to subsequently devise or implement plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

The Reporting Persons beneficially own an aggregate of 540,925,302 shares of Common Stock (which would represent 76.8% of the shares of Common Stock that would be outstanding following conversion of all of the Notes) consisting of 141,006,552 shares of Common Stock (representing 46.4% of the shares of Common Stock outstanding as of September 30, 2014 plus an additional 399,918,750 shares of Common Stock which are issuable upon conversion of the Notes. These percentages are based on 303,757,622 shares that were reporting as outstanding as of November 13, 2014 according to the Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on that date.

To the knowledge of the Reporting Persons, none of their respective directors or officers has any power to vote or dispose of any securities of the Issuer, nor did any of the Reporting Persons effect any transactions in such securities in the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information required by Item 6 is incorporated herein by reference from Items 3 and 4 of this report.

Item 7.  Material to be Filed as Exhibits.

1. Joint filing agreement

2. Power of attorney

CUSIP No.: 693286 10 6	SCHEDULE 13D	Page 9 of 11 Pages

3. Amended and Restated Convertible Promissory Note of Mymetics Corporation made as of June 30, 2009 to Round Enterprises Ltd. (€500,000)

4. Amendment No. 1 to Convertible Promissory Note made as of March 22, 2010 to Hyposwiss Private Bank Geneve SA

5. Convertible Promissory Note of Mymetics Corporation made as of February 6, 2009 to Round Enterprises Ltd. (€1,500,000)

6. Amended and Restated Promissory Note of Mymetics Corporation made as of June 30, 2009 to Round Enterprises Ltd. (€1,500,000)

7. Amended and Restated Convertible Promissory Note of Mymetics Corporation made as of June 30, 2009 to Round Enterprises Ltd. (€1,500,000)

8. Amended and Restated Convertible Promissory Note of Mymetics Corporation made as of June 30, 2009 to Round Enterprises Ltd. (€1,500,000)

9. Amended and Restated Convertible Promissory Note of Mymetics Corporation made as of June 30, 2009 to Round Enterprises Ltd. (€2,000,000)

10. Amended and Restated Convertible Promissory Note of Mymetics Corporation made as of June 30, 2009 to Round Enterprise Ltd. (€1,200,000)

11. Convertible Promissory Note of Mymetics Corporation made as of October 13, 2009 to Round Enterprises Ltd. (€2,000,000)

12. Convertible Promissory Note of Mymetics Corporation made as of December 18, 2009 to Round Enterprises Ltd. (€2,200,000)

13. Second Amended and Restated Convertible Promissory Note of Mymetics Corporation made as of August 20, 2010 to Round Enterprises Ltd. (Original Principal Amount €5.5 million)

14. Convertible Promissory Note of Mymetics Corporation made as of August 4, 2011 to Round Enterprises Ltd. ($1,200,000)

15. Convertible Promissory Note of Mymetics Corporation made as of November 8, 2011 (€400,000)

16. Convertible Promissory Note of Mymetics Corporation made as of February 10, 2012 to Round Enterprises Ltd. (€1,000,000)

17. Convertible Promissory Note of Mymetics Corporation made as of April 19, 2012 to Round Enterprises Ltd. (€321,600)

18. Convertible Promissory Note of Mymetics Corporation made as of May 4, 2012 to Round Enterprises Ltd. (€480,000)

19. Amendment No. 2 to Convertible Promissory Note made as of August 29, 2012 to Hyposwiss Private Bank Geneve SA

20. Convertible Promissory Note of Mymetics Corporation made as of September 3, 2012 to Round Enterprises Ltd. (€200,000)

21. Amendment to Convertible Promissory Note of Mymetics Corporation made as of June 3, 2013 to Round Enterprises Ltd. (€500,000)

CUSIP No.: 693286 10 6	SCHEDULE 13D	Page 10 of 11 Pages

22. Convertible Promissory Note of Mymetics Corporation made as of January 16, 2013 to Round Enterprises Ltd (€240,000)

23. Convertible Promissory Note of Mymetics Corporation made as of March 25, 2013 to Round Enterprises Ltd. (€400,000)

24. Convertible Promissory Note of Mymetics Corporation made as of April 14, 2013 to Round Enterprises Ltd. (€600,000)

25. Convertible Promissory Note of Mymetics Corporation made as of May 15, 2013 to Round Enterprises Ltd. (€680,000)

26. Convertible Promissory Note of Mymetics Corporation made as of June 24, 2013 to Round Enterprises Ltd. (€240,000)

27. Convertible Promissory Note of Mymetics Corporation made as of August 5, 2013 to Round Enterprises Ltd. (€320,000)

28. Omnibus Amendment No. 1 to Convertible Promissory Notes made as of March 22, 2010 to Round Enterprises Ltd.

29. Omnibus Amendment No. 2 to Convertible Promissory Notes of Mymetics Corporation made as of April 8, 2010 to Round Enterprises Ltd.

30. Omnibus Amendment No. 2 to Convertible Promissory Notes of Mymetics Corporation made as of August 29, 2012 to Round Enterprises Ltd.

31. Omnibus Amendment No. 2 to Convertible Promissory Notes of Mymetics Corporation made as of August 29, 2012 to Round Enterprises Ltd.

32. Omnibus Amendment No. 3 to Convertible Promissory Notes of Mymetics Corporation made as of August 29, 2012 to Round Enterprises Ltd.

33. Omnibus Amendment No. 3 to Convertible Promissory Notes of Mymetics Corporation made as of August 29, 2012 to Round Enterprises Ltd.

34. Amendment No. 2 to Convertible Promissory Note of Mymetics Corporation made as of September 3, 2012 to Round Enterprises Ltd.

35. Omnibus Amendment to Convertible Promissory Note of Mymetics Corporation made as of December 5, 2012 to Round Enterprises Ltd.

36. Omnibus Amendment to Convertible Promissory Note of Mymetics Corporation made as of December 5, 2012 to Round Enterprises Ltd.

37. Omnibus Amendment to Convertible Promissory Note of Mymetics Corporation made as of April 15, 2013 to Round Enterprises Ltd.

38. Omnibus Amendment to Convertible Promissory Note of Mymetics Corporation made as of April 15, 2013 to Round Enterprises Ltd.

39. Omnibus Amendment to Convertible Promissory Note of Mymetics Corporation made as of June 3, 2013 to Round Enterprises Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROUND ENTERPRISES LTD

Dated: March 17, 2015	By:	ADL One Ltd, Its Director

	By:	/s/ Denise Cull
Name: Denise Cull
Title: Authorized Signatory

	By:	ADL Two Ltd, Its Director

	By:	/s/ Oliver Norman
Name: Oliver Norman
Title: Authorized Signatory

THE ROUND TRUST

	By:	Ardel Trust Company (Guernsey) Limited,
Its Trustee

	By:	/s/ Denise Cull
Name: Denise Cull
Title: Authorized Signatory

	By:	/s/ Oliver Norman
Name: Oliver Norman
Title: Authorized Signatory

ULRICH BURKHARD

/s/ Ulrich Burkhard
Ulrich Burkhard

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Mymetics Corporation.

EXECUTED this 17th day of March, 2015.

ROUND ENTERPRISES LTD

By:	ADL One Ltd, Its Director

By:	/s/ Denise Cull
Name: Denise Cull
Title: Authorized Signatory

By:	ADL Two Ltd, Its Director

By:	/s/ Oliver Norman
Name: Oliver Norman
Title: Authorized Signatory

THE ROUND TRUST

By:	Ardel Trust Company (Guernsey) Limited,
Its Trustee

By:	/s/ Denise Cull
Name: Denise Cull
Title: Authorized Signatory

By:	/s/ Oliver Norman
Name: Oliver Norman
Title: Authorized Signatory

ULRICH BURKHARD

/s/ Ulrich Burkhard
Ulrich Burkhard

EXHIBIT 2

POWER OF ATTORNEY

The undersigned constitutes and appoints Ernest Stern as the undersigned’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead, to sign any and all Securities and Exchange Commission statements of beneficial ownership of securities of Mymetics Corporation (the “Company”) on Schedule 13D or Schedule 13G as required under Section 13 and Forms 3, 4 and 5 as required under Section 16(a) of the Securities Exchange Act of 1934, as amended, and any amendments thereto, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the Company and any stock exchange on which the Company’s stock is listed, granting unto said attorney-in-fact and agent full power and authority to do and perform each act and thing requisite and necessary to be done under said Section 13 and Section 16(a), as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

A copy of this power of attorney shall be filed with the Securities and Exchange Commission. The authorization set forth above shall continue in full force and effect until the undersigned revokes such authorization by written instructions to the attorney-in-fact.

The authority granted hereby shall in no event be deemed to impose or create any duty on behalf of the attorneys-in-fact with respect to the undersigned’s obligations to file Schedule 13Ds and Forms 3, 4 and 5 with the Securities and Exchange Commission.

EXECUTED this 17th day of March, 2015.

ROUND ENTERPRISES LTD

By:	ADL One Ltd, Its Director

By:	/s/ Denise Cull
Name: Denise Cull
Title: Authorized Signatory

By:	ADL Two Ltd, Its Director

By:	/s/ Oliver Norman
Name: Oliver Norman
Title: Authorized Signatory

THE ROUND TRUST

By:	Ardel Trust Company (Guernsey) Limited,
Its Trustee

By:	/s/ Denise Cull
Name: Denise Cull
Title: Authorized Signatory

By:	/s/ Oliver Norman
Name: Oliver Norman
Title: Authorized Signatory

ULRICH BURKHARD

/s/ Ulrich Burkhard
Ulrich Burkhard

Appendix A

Officer and Directors of Reporting Persons

Round Enterprises, Ltd

Name	Principal Occupation	Citizenship
ADL One Ltd	N/A	Guernsey
ADL Two Ltd	N/A	Guernsey